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                             July 5, 2022

       John Rego
       Chief Financial Officer
       WideOpenWest, Inc.
       7887 East Belleview Avenue , Suite 1000
       Englewood, Colorado 80111

                                                        Re: WideOpenWest, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            Form 8-K filed May
9, 2022
                                                            File No. 001-38101

       Dear Mr. Rego :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 39

   1.                                                   We note your disclosure
of average revenue per unit (   ARPU   ) when discussing
                                                        subscription revenues.
Please explain what consideration was given to providing
                                                        a quantified discussion
of this metric, and changes therein, in your MD&A. In this regard, since you attribute any
further decline in subscription revenues to an offsetting growth in this metric,
quantification would appear necessary to understanding and evaluating your business. Similar
revisions should be made to your interim results of operations discussion. Refer to
Item 303 of Regulation S-K and Section III.D of SEC Release No.
                                                        33-6835.
   2. Please explain whether ARPU is a key performance indicator used in managing your
 John Rego
WideOpenWest, Inc.
July 5, 2022
Page 2
         business and consider revising to include a discussion of the measure in your MD&A section, along with comparative period amounts, or explain why you do not believe this disclosure is necessary. Refer to Section III.B.1 of SEC Release No. 33-8350 and SEC
         Release 33-10751.
Form 8-K filed May 9, 2022

Exhibit 99.1, page 1

3. We note your disclosure of Adjusted EBITDA Margin, which appears to be a non-GAAP financial measure. Please provide the disclosures required by Regulation G and
         Item 10(e)(1)(i) of Regulation S-K; for instance, present and discuss the most directly comparable GAAP measure to Adjusted EBITDA Margin with equal or greater prominence in your earnings discussion.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376
or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameJohn Rego                                  Sincerely,
Comapany NameWideOpenWest, Inc.
                                                             Division of
Corporation Finance
July 5, 2022 Page 2                                          Office of
Technology
FirstName LastName